J. Russell Bulkeley Of Counsel	Direct Dial: (212) 561-3614 E-mail: rbulkeley@evw.com

October 16, 2007

By EDGAR FILING

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, NE, Mail Stop 7010

Washington, D.C. 20649

Attn: Anne Nguyen Parker

Re:	Dune Energy, Inc.
Registration Statement on Form S-4
Filed August 15, 2007
File No. 333-145480

Dear Ms. Parker:

On behalf of Dune Energy, Inc. (the “Registrant”), we simultaneously herewith are filing Amendment No. 2 to Form S-4 (“Amendment”), revising the Registrant’s Registration Statement on Form S-4 (“Form S-4”) in reply to the comments conveyed by the Commission staff it its letter of October 9, 2007. We understand that the Amendment has been “R” tagged in the EDGAR submission to the Commission to show the Registrant’s changes to Amendment No. 1 to the Form S-4 previously filed with the Commission on September 24, 2007.

For the Commission’s benefit, we provide the following response to the Commission’s comments:

General

1.	Prior to requesting acceleration of effectiveness of this Form S-4, please ensure compliance with our comments to your Form S-3/A filed September 24, 2007 regarding your restated consolidated financial statements and the related disclosure.

As indicated in our reply letter to the Commission with respect to its comments to the Company’s Form S-3/A filed September 24, 2007, we have further amended the Company’s 10-Q for the quarter ended March 31, 2007 to state who discovered the material weakness in our control

Securities and Exchange Commission

October 16, 2007

procedures and how it was discovered. As stated in the prior amendment, the Company added an additional control and procedure whereby an accounting supervisor in the Company will also review the validation and vouching functions performed by its personnel in connection with third party reports. This additional safeguard was implemented in mid May 2007. Likewise, in mid May 2007, the Company added several new employees to its accounting department upon the closing of an acquisition. As a result of these two events, the Company believes that the weakness in its controls and procedures weakness was fully remediated by mid May 2007, and the Company therefore reiterates that as of June 30, 2007, its disclosure controls and procedures were effective.

2.	We note your response to our previous comment 3. Please provide a revised supplemental letter that includes the following representation:
The Company further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Old Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Securities.

The Registrant is simultaneously herewith providing the Commission with a new supplemental letter, revised as requested to include the above additional representation.

Incorporation by Reference, page 109

3.	Please update your list of documents incorporated by reference to include your newly filed 10-Q/A for the quarter ended March 31, 2007.

The Registrant has made the requested update in the Amendment.

Exhibits, page II-3

4.	Please explain how the legal opinion filed as exhibit 5.1 qualifies as a tax opinion, as no tax related opinion appears in the filed exhibit.

The Registrant has filed a tax related opinion from its legal counsel as exhibit 8.1 to the Amendment.

Securities and Exchange Commission

October 16, 2007

*     *     *

Should the Commission staff have any further questions, please do not hesitate to contact undersigned at (212) 561-3614 or Matthew Cohen, Esq. at (212) 561-3602.

Sincerely,

/s/ J. Russell Bulkeley

J. Russell Bulkeley